December 11, 2013
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that Atkore International Holdings Inc. has included disclosure with respect to certain activities described in Section 13(r) in its Annual Report on Form 10-K for the year ended September 27, 2013, which was filed with the U.S. Securities and Exchange Commission on December 11, 2013. The disclosure can be found in Part II, Item 9b of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

ATKORE INTERNATIONAL HOLDINGS INC.

/s/ James A. Mallak
James A. Mallak
Vice President, Chief Financial Officer and Director (Principal Financial Officer, Principal Accounting Officer)